SNIPP OPENS FOR BUSINESS IN THE UNITED KINGDOM WITH

FILMOLOGY DEAL FOR A LEADING MULTI-BRAND RETAILER

June 24, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has launched its presence in the UK with the appointment of UK Managing Director, Adam Doran, who joins from Hive, a promotions and loyalty marketing services provider. It has also formed a partnership with Filmology, which is about to launch its first Snipp program, a nationwide receipt-based promotion for Currys PC World, a leading electronics retailer.

According to Doran, who has 15 years experience in the promotions industry, particularly in running promotions and loyalty programs with on-pack codes, “Receipt–based programs give brands huge flexibility for creating promotions that don’t have the cost, timing and configuration limitations of on-pack programs. In addition, the brand gets access to detailed data about the participating consumers such as where they shopped, what else they bought, how much they spent and even what other brands they purchased.

“With the relentless growth of own-label products, receipt promotions gives brands an opportunity to approach retailers with a promotion that drives sales of their brand alongside supermarket own-label products. The possibilities are endless,” added Doran.

As part of entering the UK market, Snipp is targeting a number of partners who can help it achieve scale by leveraging its promotions template to roll out multiple receipt-based promotions across their clients. Filmology is the first of these partnerships.

Snipp is also in discussions with a number of the UK’s leading digital and shopper marketing agencies about reselling its receipt validation promotions and loyalty platform as part of creative shopper-marketing campaigns.

Snipp already runs a number of loyalty programs in Europe in both the retail and service sectors. The company continues to win business globally in the loyalty space.

Having also recently acquired the Hip Digital rewards platform, Snipp is able to offer brands and retailers an end-to-end promotions and loyalty platform that uses both EPOS integration and receipt submission to validate purchase and then give a digital reward.

In the US, Snipp already works for many of the largest CPG brands including several Fortune 500 brands and has run hundreds of receipt-based promotions.

According to Chief Client Officer, David Hargreaves, “The consumer adoption of these programmes has now reached a tipping point. We are experiencing huge interest from brands and retailers who see the opportunity to run promotions and loyalty programmes with Snipp that either replaces on-pack codes or that uses a combination of EPOS and receipt for purchase validation.”

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including the future financial performance of Hip and those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, problems integrating the businesses of Snipp and HIP, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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